SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM - 11K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                             SECURITIES ACT OF 1934

[ ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED: December 31, 1999

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         COMMISSION FILE NUMBER: 1-10210

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  EGLOBE, INC.
         1250 24TH STREET, N.W. SUITE 725, WASHINGTON, DC, 20037
                                                             eGLOBE, INC. 401(K)
                                                             PROFIT SHARING PLAN


                                                                        CONTENTS
--------------------------------------------------------------------------------

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                         F-1

FINANCIAL STATEMENTS

   Statements of Net Assets Available for Benefits                    F-2 - F-3

   Statements of Changes in Net Assets Available
     for Benefits                                                     F-4 - F-5

   Notes to Financial Statements                                      F-6 - F-10

SUPPLEMENTAL SCHEDULE

   Schedule H, Line 4i - Assets Held for Investment
     Purposes at End of Year                                               F-11

SIGNATURE PAGE

EXHIBIT 23.1
   Consent of BDO Seidman, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Plan Administrator of eGlobe, Inc.
  401(k) Profit Sharing Plan
Washington, D.C.

We have audited the accompanying statements of net assets available for benefits of the eGlobe, Inc. 401(k) Profit Sharing Plan (formerly the Executive Telecard, Ltd. 401(k) Profit Sharing Plan) (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the year ended December 31, 1999 and the nine months ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the eGlobe, Inc. 401(k) Profit Sharing Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999 and the nine months ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                 /s/ BDO Seidman, LLP

Denver, Colorado
June 6, 2000


                                                                                                        eGLOBE, INC.
                                                                                          401(K) PROFIT SHARING PLAN

                                                                     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                        Money        Investment   Large Cap                              eGlobe, Inc.
                                        Market      Grade Bond     Blend     Appreciation     World         Common     Participant
December 31, 1999                       Funds          Fund        Fund          Fund         Fund          Stock         Loans
------------------------------------   --------   --------------  ---------  -------------   --------    -----------    ----------

ASSETS

INVESTMENTS, AT FAIR VALUE (Note 2)
  Money Market Funds                  $  70,887    $      --       $    --       $   --      $     --    $        --    $     --
  Mutual Funds:
     Smith Barney Investment
       Grade Bond Fund                       --       56,570            --           --            --             --          --
     Smith Barney Large Cap
       Blend Fund                            --           --       130,559           --            --             --          --
     Smith Barney Appreciation Fund          --           --            --      172,835            --             --          --
     Smith Barney World Fund                 --           --            --           --        59,905             --          --
     eGlobe, Inc. Common Stock               --           --            --           --            --        162,919          --
     Participant Loans                       --           --            --           --            --             --      44,757
------------------------------------ ------------ ------------- ------------ ------------- ------------ -------------- ----------

Total investments                        70,887       56,570       130,559      172,835        59,905        162,919      44,757

CONTRIBUTIONS RECEIVABLE -

  Employee                                   --           --            --           --            --             --          --

INTERFUND RECEIVABLE/PAYABLE            (38,678)       1,541        19,630       12,547        10,169         (5,209)         --
------------------------------------ ------------ ------------- ------------ ------------- ------------ -------------- ----------

NET ASSETS AVAILABLE FOR BENEFITS     $  32,209    $  58,111     $ 150,189    $ 185,382     $  70,074    $   157,710    $ 44,757
====================================  =========    =========     =========    =========     =========    ===========    ========


                                      Other            Total
                                      -----       ------------

ASSETS

INVESTMENTS, AT FAIR VALUE (Note 2)
  Money Market Funds                 $      --   $   70,887*
  Mutual Funds:
     Smith Barney Investment
       Grade Bond Fund                      --       56,570*
     Smith Barney Large Cap
       Blend Fund                           --      130,559*
     Smith Barney Appreciation Fund         --      172,835*
     Smith Barney World Fund                --       59,905*
     eGlobe, Inc. Common Stock              --      162,919*
     Participant Loans                      --       44,757*
------------------------------------------------- -----------

Total investments                           --        698,432

CONTRIBUTIONS RECEIVABLE -

  Employee                              17,744         17,744

INTERFUND RECEIVABLE/PAYABLE                --             --
------------------------------------------------- -----------

NET ASSETS AVAILABLE FOR BENEFITS    $    17,744   $  716,176
==============================================================

*Represents 5% or more of net assets available for benefits                    See accompanying notes to financial statements.

                                                                    eGLOBE, INC.
                                                      401(K) PROFIT SHARING PLAN

                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                        Money     Investment                                          eGlobe, Inc.
                                        Market    Grand Bond    Large Cap  Appreciation     World       Common
December 31, 1998                       Funds        Fund      Blend Fund     Fund           Fund        Stock      Other  Total
------------------------------------ -----------  ----------- ------------- -----------   --------- -------------  ------ --------

ASSETS

INVESTMENTS, AT FAIR VALUE (Note 2)
  Money Market Funds                 $  46,247    $     --         $    --    $       --    $     --  $     --    $   --   $ 46,247*
  Mutual Funds:
     Smith Barney Investment
       Grade Bond Fund                      --      28,139              --            --          --        --        --     28,139*
     Smith Barney Large Cap
       Blend Fund                           --          --          101,308           --          --        --        --    101,308*
     Smith Barney Appreciation Fund         --          --              --       114,505          --        --        --    114,505*
     Smith Barney World Fund                --          --              --            --      39,671        --        --     39,671*
     eGlobe, Inc. Common Stock              --          --              --            --          --    46,114        --     46,114*
 ------------------------------------ ----------- ----------- -------------   ----------- ----------- ----------- -------- ---------
Total investments                       46,247      28,139         101,308       114,505      39,671    46,114         --   375,984


CONTRIBUTIONS RECEIVABLE -

  Employee                                  --          --             --             --          --        --     21,861    21,861
  Contribution payable                      --          --             --             --          --        --       (273)     (273)

INTERFUND RECEIVABLE/PAYABLE           (14,706)      1,531           5,308         7,736         175       (44)        --        --
------------------------------------ ----------- ----------- ------------- ------------- ----------- ----------- -------- ----------
NET ASSETS AVAILABLE FOR BENEFITS    $  31,541    $ 29,670        $106,616   $   122,241  $   39,846  $ 46,070    $21,588  $397,572
==================================== =========    ========        ========   ===========  ==========  ========    =======  ========



*Represents 5% or more of net assets available for benefits                         See accompanying notes to financial statements.

                                                                    eGLOBE, INC.
                                                      401(K) PROFIT SHARING PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS







                                     Money       Investment    Large Cap                               eGlobe, Inc.
                                     Market      Grade Bond     Blend      Appreciation       World       Common      Participant
Year Ended December 31, 1999         Funds         Fund         Fund           Fund           Fund         Stock         Loans
----------------------------------  --------    ----------     --------   -------------     --------    -----------    ----------

ADDITIONS:
Employee contributions             $  23,108   $  35,345     $  45,626     $   67,108      $ 11,621    $ 30,745         $   911
Employee rollovers                        --          --        44,173         40,984        28,072       7,500              --
Dividend income                        2,201          --            --             --            --          --              --
Interest on participant loans             --          --            --             --            --          --           1,041
Net appreciation (depreciation)
in fair value of investments              --      (4,684)       13,756         16,109        22,436      89,143              --
----------------------------------- ----------    -------- ------------- ------------    ----------  ----------      ------------

Total additions                       25,309      30,661       103,555        124,201        62,129     127,388           1,952

DEDUCTIONS - Benefits paid
 to participants                       8,148       7,368        52,520         78,494        17,845       9,960              --
----------------------------------- ----------    -------- ------------- ------------    ----------  ----------      ------------

NET  INCREASE   PRIOR   TO             17,161      23,293        51,035         45,707        44,284     117,428           1,952
  INTERFUND TRANSFERS

INTERFUND TRANSFERS                  (16,493)      5,148        (7,462)        17,434       (14,056)     (5,788)         42,805
----------------------------------- ----------    -------- ------------- ------------    ----------  ----------      ------------

NET INCREASE (DECREASE)                  668      28,441        43,573         63,141        30,228     111,640          44,757

NET ASSETS AVAILABLE FOR BENEFITS,
beginning of year                     31,541      29,670       106,616        122,241        39,846      46,070              --
----------------------------------  --------      --------  ---------- --------------- ------------ ----------        ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                       $ 32,209    $  58,111    $ 150,189     $  185,382      $ 70,074  $  157,710         $44,757
-----------------------------------  --------- ------------ ---------- --------------- ------------ -----------       ------------





                                     Other          Total
                                     -----        ---------
ADDITIONS:
Employee contributions              $  17,744    $  232,208
Employee rollovers                         --       120,729
Dividend income                            --         2,201
Interest on participant loans              --         1,041
Net appreciation (depreciation)
in fair value of investments               --       136,760
----------------------------------- ------------- ---------

Total additions                        17,744       492,939

DEDUCTIONS - Benefits paid
 to participants                           --       174,335
----------------------------------- ------------- ---------

NET INCREASE  PRIOR  TO                 17,744       318,604
  INTERFUND TRANSFERS

INTERFUND TRANSFERS                   (21,588)           --
----------------------------------- ------------- ---------
NET INCREASE (DECREASE)                (3,844)      318,604

NET ASSETS AVAILABLE FOR BENEFITS,
beginning of year                      21,588       397,572
----------------------------------  ------------ ----------

NET ASSETS AVAILABLE FOR BENEFITS,
    end of year                     $  17,744   $   716,176
----------------------------------- ---------- -------------




                                 See accompanying notes to financial statements.


                                                                             F-4

                                                                    eGLOBE, INC.
                                                      401(K) PROFIT SHARING PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                          Money   Investment                                       eGlobe, Inc.
                                          Market   Grade Bond  Large Cap   Appreciation               Common
Nine Months Ended December 31, 1998       Funds      Fund      Blend Fund      Fund     World Fund     Stock      Other       Total
-------------------------------------   --------- ----------- -----------  ----------   ----------  ---------     -----       -----

ADDITIONS:

  Employee contributions                $14,852    $ 14,031   $  37,185   $ 37,725      $12,790     $32,230    $ 21,588   $ 170,401
  Employee rollovers                      1,863         503       1,138      1,138        1,641         635          --       6,918
  Dividend income                         1,077          --          --         --           --          --          --       1,077
  Net appreciation (depreciation)
   in fair value
   of investments                            --       1,295       4,001     10,018       (1,785)    (36,373)         --     (22,844)
------------------------------------    -------- ------------  --------  ----------    ---------   ---------   ---------  ----------
Total additions                          17,792      15,829      42,324     48,881       12,646      (3,508)     21,588     155,552


DEDUCTIONS - Benefits paid
 to participants                         11,561      14,735      32,823     12,104        6,824         796          --      78,843
------------------------------------    -------- ------------  --------  ----------    --------     --------   ----------  ---------

NET INCREASE (DECREASE) PRIOR TO
 INTERFUND TRANSFERS                      6,231       1,094       9,501     36,777        5,822      (4,304)     21,588      76,709



INTERFUND TRANSFERS                       1,190       4,289       4,451      1,964       1,607        1,815      (15,316)        --
------------------------------------    -------- ------------  --------  ----------    --------     --------   ----------  ---------


NET INCREASE (DECREASE)                   7,421       5,383      13,952     38,741        7,429      (2,489)      6,272      76,709

NET ASSETS AVAILABLE FOR BENEFITS,
  beginning of year                      24,120      24,287      92,664     83,500       32,417      48,559      15,316     320,863
------------------------------------    -------- -----------  ---------  ----------    --------   ---------    --------    ---------

NET ASSETS AVAILABLE FOR BENEFITS,
  end of year                           $31,541   $  29,670   $ 106,616   $122,241      $39,846   $  46,070    $ 21,588   $ 397,572
===================================     =======   =========   =========   ========      =======   =========    ========   =========






                                 See accompanying notes to financial statements.


                                                                             F-5


                                                                  eGLOBE, INC.
                                                    401(K) PROFIT SHARING PLAN

                                                 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. PLAN DESCRIPTION

The following description of the eGlobe, Inc. 401(k) Profit Sharing Plan (formerly the Executive TeleCard, Ltd. 401(k) Profit Sharing Plan) (the "Plan"), provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution profit-sharing plan, which covers substantially all employees of eGlobe, Inc. (the "Company"). Effective April 1, 1998, the Plan changed its year-end from March 31 to December 31. The Plan is maintained for the exclusive benefit of eligible employees of the Company and their beneficiaries to provide a means to accumulate retirement savings, to provide retirement funds and to provide benefits in the event of the death or disability. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

ELIGIBILITY

All employees of the Company who have obtained the age of 21 and completed three months of service (as defined) are eligible to participate in the elective contributions. An employee must complete one year of service (as defined) to participate in any employer matching or profit sharing contributions in the Plan.

CONTRIBUTIONS

Each participant may elect to make salary reduction contributions from 1% of his/her annual compensation to a maximum of the highest deferral allowed by the nondiscrimination rules of the Internal Revenue Code. Participant salary deferrals cannot exceed a maximum dollar amount determined by the Federal Government each year. The pre-tax contribution limit is indexed annually for inflation. The amount was $10,000 for 1999 and 1998. The Company may also make, on an annual basis, a matching contribution equal to a percentage of each participant's discretionary contribution.

                                                                  eGLOBE, INC.
                                                    401(K) PROFIT SHARING PLAN

                                                 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Additionally, the Company may make, on an annual basis, a discretionary profit sharing contribution to the Plan. The Company has not made any employer contributions since the inception of the Plan.

PARTICIPANT ACCOUNTS

Earnings, net gains and losses are allocated among those participating in the fund based on the ratio of each participant's average account balance to the total of all participants' average account balances related to that fund. Currently, the Plan offers a money market, four mutual funds, and eGlobe Inc. common stock as investment options for participants. Participants may change their investment options at anytime.

FORFEITURES AND PLAN EXPENSES

The amount of any nonvested forfeitures attributed to a participant's break in service, as specified by the plan agreement, is generally used to offset plan expenses and/or reduce future employer contributions for the next plan year.

VESTING

All participants' contributions are fully vested. A participant has a nonforfeitable right to a percentage of the balance in his/her Company contribution account commencing after one year of service (as defined) of 20% and increasing to 100% after five years of service. Upon death, total disability, reaching retirement age or termination of the Plan, a participant's account becomes fully vested.

                                                                   eGLOBE, INC.
                                                    401(K) PROFIT SHARING PLAN

                                                 NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

PARTICIPANT LOANS

An employee, with the consent of the plan administrator, may borrow up to 50% of their account balance, however, not less than $500 and not to exceed $50,000. The loan bears interest at the prevailing rate charged by lenders for a loan of similar type and must be repaid within five years, unless such loan is for a participant's primary residence, in which case, the loan must be repaid within thirty years. The loans bear interest at 10% to 10.50% at December 31, 1999. Principal and interest is paid ratably through monthly payroll deductions.

PAYMENT OF BENEFITS

Upon termination of service due to death, disability, retirement, or upon reaching age 59-1/2, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installment payments as defined by the plan agreement.

ADMINISTRATIVE EXPENSES

The Company pays administrative expenses of the Plan without reimbursement.

PLAN AMENDMENT AND TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue contributions at any time and terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, the accounts of all participants would become fully vested, and the assets would be distributed among the participants in accordance with the terms set forth in the Plan.

                                                                    eGLOBE, INC.
                                                      401(K) PROFIT SHARING PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements have been prepared in accordance with the financial reporting requirements of ERISA.

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

Investments are stated at fair value based upon current quoted market prices. Participant loans are stated at cost, which approximates fair value. Purchases and sales of securities are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

                                                                    eGLOBE, INC.
                                                      401(K) PROFIT SHARING PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

RECLASSIFICATIONS

Certain reclassifications have been made to the 1998 financial statements in order for them to conform to the 1999 presentation.

3. INCOME TAX STATUS

The Plan has obtained its latest determination letter on September 30, 1998, in which the Internal Revenue Service has stated that the Plan is qualified and the related trust is tax exempt.

                             SUPPLEMENTAL SCHEDULE








--------------------------------------------------------------------------------
                                                                    eGLOBE, INC.
                                                      401(K) PROFIT SHARING PLAN

                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT
                                                         PURPOSES AT END OF YEAR

--------------------------------------------------------------------------------

                                                                 EIN: 84-1346369
                                                                 Plan Number 001

December 31, 1999

---------------------------------------------------------------------------------------------------------------------

(a)       (b)                                                          (c)               (d)              (e)
                                                                    Number of                           Current
          Identity of Issue                                           Shares            Cost             Value
---------------------------------------------------------------------------------------------------------------------
*         Smith Barney Exchange Reserve Money
            Market Portfolio                                            1,879             a            $      1,879
*         Smith Barney Money Funds Cash Portfolio                      69,008             a                  69,008
*         Smith Barney Investment Grade Bond Fund                       5,046             a                  56,570
*         Smith Barney Large Cap Blend Fund                             7,813             a                 130,559
*         Smith Barney Appreciation Fund                               11,037             a                 172,835
*         Smith Barney World Funds                                      1,852             a                  59,905
*         eGlobe, Inc. Common Stock                                    36,710             a                 162,919
          Participant Loans, 10% - 10.50%                                                                    44,757
---------------------------------------------------------------------------------------------------------------------
                                                                                                       $    698,432
---------------------------------------------------------------------------------------------------------------------

                                                See accompanying report of independent certified public accountants.


* There were no non-exempt party-in-interest transactions.

a - The cost of participant-directed investments is not required to be disclosed.

                                    SIGNATURE


Pursuant to the requirements of Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date:  July 13, 2000

                                               eGlobe, Inc.



                                               By:/s/ Anne Haas
                                                  -----------------------------
                                                  Anne Haas
                                                  Controller, Treasurer
                                                  (Principal Accounting Officer)